SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2) *

LOOKSMART, LTD.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

543442503

(CUSIP Number)

Michael Onghai

49 Geary Street, Suite 235

San Francisco, California 94108

(415) 348-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No. 543442503
1. Names of Reporting Persons. Snowy August Management, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 8,447,330
9. Sole Dispositive Power 0
10. Shared Dispositive Power 8,447,330
11. Aggregate Amount Beneficially Owned by Each Reporting Person 8,447,330
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 48.8%
14. Type of Reporting Person (See Instructions) OO/IA

Page 2 of 7 Pages

CUSIP No. 543442503
1. Names of Reporting Persons. Michael Onghai
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) PF/OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 9,369,142
9. Sole Dispositive Power 0
10. Shared Dispositive Power 9,369,142
11. Aggregate Amount Beneficially Owned by Each Reporting Person 9,369,142
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 54.1%
14. Type of Reporting Person (See Instructions) IN

Page 3 of 7 Pages

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is jointly filed with respect to the Reporting Persons beneficial ownership of common stock, par value $0.001 per share, of LookSmart Ltd. (“LookSmart” or the “Issuer”). This Amendment No. 2 amends and supplements the Schedule 13D previously filed on April 5, 2011 (the “Schedule 13D” as amended by Amendment No. 1 filed on April 17, 2012 (“Amendment No. 1”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 2 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D, as amended by Amendment No. 1. Except as set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D, as amended by Amendment No. 1.

Item 2. Identity and Background.

The present principal occupation of Mr. Onghai is serving as the Chief Executive Officer of LookSmart, Ltd. The address of the principal office or business address of each Reporting Person is 49 Geary Street, Suite 235, San Francisco, California 94108.

Item 3. Source and Amount of Funds or Other Consideration.

The source and amount of funds (excluding commissions) used to effect the closing of the tender offer is described below in Item 4.

Item 4. Purpose of Transaction.

Reference is made to the filings made on January 17, 2013 by Platinum Partners Value Arbitrage Fund L.P. on Schedule 13D/A and on January 18, 2013 by the Issuer on Form 8-K, which filings describe the closing of the tender offer pursuant to which the Reporting Persons and others acquired control of the Issuer, and the subsequent dissolution of the group that had been formed to effect the transaction.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	(i) Snowy August Management, LLC beneficially owns 8,447,330 shares of the Issuer’s common stock, representing 48.8% of all of the outstanding shares of common stock of the Issuer.

(ii)    Michael Onghai beneficially owns 9,369,142 shares of the Issuer’s common stock, representing 54.1% of all of the outstanding shares of common stock of the Issuer.

(iii)    Collectively, the Reporting Persons beneficially own 9,369,142 shares of the Issuer’s common stock, representing 54.1% of all of the outstanding shares of common stock of the Issuer.

The percentages set forth in this response are based on the 17,208,059 shares of Issuer common stock outstanding as of November 11, 2013, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 as filed with the SEC on November 14, 2013.

(b)          Mr. Onghai may be deemed to share with Snowy August Management, LLC the power to vote or direct the vote of and to dispose or direct the disposition of the 8,447,330 shares of common stock beneficially owned by Snowy August Management, LLC as reported herein. Mr. Onghai may also be deemed to share the power to vote or direct the vote of and to dispose or direct the disposition of an additional 921,812 shares of common stock, as reported herein.

Page 4 of 7 Pages

(c)	Not Applicable.

(d)	Not Applicable.

(e)	Not Applicable.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows: Each exhibit is incorporated as described below.

Exhibit No.	Description
24.1	Joint Filing Agreement and Power of Attorney (previously filed and incorporated by reference from Amendment No. 1 filed on Schedule 13D/A dated April 16, 2012)

Remainder of Page Intentionally Left Blank.

Signature Page(s) to Follow.

Page 5 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Snowy August Management LLC

By:	/s/ Michael Onghai
Name: Michael Onghai
Title: Manager
Date: March 28, 2014

Michael Onghai

By:	/s/ Michael Onghai
Name: Michael Onghai
Date: March 28, 2014

Remainder of Page Intentionally Left Blank.

Exhibit Index to Follow.

Page 6 of 7 Pages

EXHIBIT INDEX

Exhibit No.	Description
24.1	Joint Filing Agreement and Power of Attorney (previously filed and incorporated by reference from Amendment No. 1 filed on Schedule 13D/A dated April 16, 2012)

Remainder of Page Intentionally Left Blank.

Page 7 of 7 Pages